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April 7, 2015

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Superior Industries International, Inc. (“SUP” or the “Company”)
Revised Preliminary Proxy Statement
Filed April 2, 2015 by GAMCO Asset Management Inc., Mario J. Gabelli,
Glenn J. Angiolillo, Philip T. Blazek and Walter M. Schenker
File No. 001-06615

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 3, 2015 (the “Staff Letter”) with regard to the above-referenced Revised Preliminary Proxy Statement, filed by GAMCO Asset Management Inc. (“GAMCO”) on April 2, 2015 (the “Proxy Statement”) in connection with the 2015 annual meeting of the Company (the “Annual Meeting”).  We have reviewed the Staff Letter with our client, GAMCO, and provide the following responses on GAMCO’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Cover Letter

1.
We reissue prior comment 1 as it relates to the disclosure referenced in the first paragraph of the comment and the first bullet point. We disagree that your disclosure in the section “Reasons for Our Solicitation” supports your belief that the interests of the shareholders are currently not appropriately represented in the boardroom.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to clarify its disclosure. GAMCO has explained that for all the reasons set forth in the “Reasons for the Solicitation” section of the Proxy Statement it has a reasonably substantiated belief that the addition of its three Nominees will help ensure that the shareholders’ interests are better represented in the boardroom.  See the Cover Letter.  GAMCO has also revised its disclosure to specify that shareholder representatives are needed in Superior’s boardroom to help ensure all decisions are made in the best interest of shareholders, not only decisions related to capital allocation.  GAMCO has removed the reference to capital allocation decisions because the point was not fully developed in the “Reasons for the Solicitation” section and could be seen as confusing.  See page 7 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 7, 2015

Reasons for the Solicitation, page 7

2.	We reissue prior comment 3. It appears from your response that holdings of 1% are “meaningful.” If true, please state so.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to remove the term “meaningful” so as not to imply that there is a clear line at the 1% ownership point that defines what ownership level is meaningful.  See page 8 of the Proxy Statement.

3.
We disagree with your response to prior comment 4 and reissue it. Security holders must be able to make their voting decision with information presented in an appropriate context. To the extent necessary, in adding the disclosure requested in this section you may clarify that your nominees may, in the future, acquire shares in the company’s stock.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to include such information regarding GAMCO’s nominees.  See page 8 of the Proxy Statement.

4.
We reissue prior comment 5. With respect to the first bullet point, you have not provided any support that correlates the compensation decisions of the company’s board to those of companies of similar size or performance or any other industry benchmark. With respect to the second bullet point, you have not disclosed your nominees’ “corporate governance philosophy.”

GAMCO acknowledges the Staff’s comment and, has revised the Proxy Statement accordingly.

With respect to the first bullet point and its views regarding executive compensation GAMCO has clarified its disclosure to remove the reference to the Company’s size and instead elaborate that its position is based on the misalignment between the increase in executive compensation and the clear operating and share underperformance of the Company and accordingly the compensated executives.  GAMCO’s concerns in this regard are shared by both leading proxy advisory firms, Institutional Shareholder Services Inc. and Glass Lewis & Co. LLC as explained in more detail in the Proxy Statement.  See page 8 of the Proxy Statement.

With respect to the second bullet point and the attributes of GAMCO’s nominees would, GAMCO has revised the Proxy Statement to remove the reference to “corporate governance philosophy” and instead reference the nominee’s “diverse expertise”.  The Nominees background and diverse expertise are laid out in more detail in the biographical information provided with respect to each Nominee in the Proxy Statement.  GAMCO believes the background and diverse expertise of the Nominees contribute directly to their ability to bring fresh perspective in the boardroom (they will be bringing new and complementary skill sets not duplicative in many respect of the skill sets of current directors), boost commitment to shareholder value (two of the three nominees have successful track records as directors of public companies delivering value to shareholders), and will generally be extremely helpful in evaluating and executing on initiatives to enhance value at the Company. See page 9 of the Proxy Statement.

5.
We reissue prior comment 6. We disagree that your disclosure in the section “Reasons for Our Solicitation” supports your belief that the Board lacks the objectivity and commitment necessary to act in the best interests of shareholders.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. GAMCO has clarified that it is concerned that the Board “which has overseen lasting underperformance, lacks either the ability or willingness to adequately protect shareholder value”.  As explained in further detail in the Proxy Statement, GAMCO believes that the current Board has continuously delivered poor results for shareholders over a sustained period of time.  Based on the undisputed fact the Board has failed to turn around the business and address the persistent issues despite ample opportunity, GAMCO feels it is reasonable to conclude that the Board is either incapable of, or not interested in, doing so.  See page 9 of the Proxy Statement.

April 7, 2015

Proposal No. 1. Election of Directors, page 11

6.	Please revise your disclosure to include the substance of your supplemental further clarification regarding Mr. Blazek’s activities at SDOI.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to clarify its disclosure by including a footnote to Mr. Blazek’s bio with a supplemental clarification regarding Mr. Blazek’s activities at SDOI.  See page 11 of the Proxy Statement.

7.
We reissue prior comment 8, in which we requested that you describe the relevant rule’s requirements as applicable to director nominees and disclose whether a final determination as to your nominees may be made prior to their election to the board.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to clarify its disclosure to state that the independence determination with respect to its Nominees is “subject to the final determination of the Company’s Board” if the Nominees are elected as directors.  See page 13 of the Proxy Statement.  On a supplemental basis, GAMCO confirms its understanding that under the relevant NYSE listing standards applicable to board composition and independence, including Rule 303.A, the Board has the discretion to make a final determination regarding director independence based on certain factors and no final determination in this respect can be made regarding GAMCO’s Nominees until they have been elected as directors of the Company.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	GAMCO Asset Management Inc.
Steve Wolosky, Olshan Frome Wolosky LLP